Exhibit 99.1

[Email sent to PTC Employees on June 29, 2005]

In March, I notified you that our shareholders approved a one-time stock option exchange for eligible PTC employees. We expect to offer the exchange to eligible employees on or around July 6, 2005. Eligible employees will receive an email with the terms and conditions of the exchange offer as well as instructions on how to participate in the offer should they elect to participate. We expect to keep the offer open for approximately one month.

Sincerely,

Dick Harrison

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Additional Information About the Option Exchange and Where to Find It

PTC has not commenced the option exchange referred to in this document. If and when the option exchange is commenced, PTC will provide optionholders who are eligible to participate in the exchange with written materials explaining the terms of the exchange. Employees who are eligible to participate in the exchange should read these materials carefully when they receive them because they will contain important information about the exchange. PTC will file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the exchange. The tender offer statement and all written materials attached to it explaining the exchange will be available free of charge from the Securities and Exchange Commission’s website at www.sec.gov. The exchange is subject to securities regulation in most jurisdictions and may not be commenced in any jurisdiction until PTC determines that it has complied to the extent necessary with applicable local laws. PTC optionholders may obtain a written copy of the tender offer materials, when available, by contacting stockoptions@ptc.com or Stock Option Exchange Program c/o Human Resources at Parametric Technology Corporation, 140 Kendrick Street, Needham, Massachusetts 02494-2714.